TIAN RUIXIANG Holdings Ltd

May 26, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation

Office of Consumer Products

100 F. Street, N.E.

Washington, D.C. 20549

Re:	TIAN RUIXIANG Holdings Ltd
Registration Statement on Form F-3, as amended
File No. 333-269348

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, TIAN RUIXIANG Holdings Ltd hereby requests acceleration of effectiveness of the above-referenced Registration Statement, so that it will become effective at 4:00pm, Eastern Time, on May 31, 2023, or as soon thereafter as practicable.

Very truly yours,

TIAN RUIXIANG Holdings Ltd

By:	/s/ Zhe Wang
	Name:	Zhe Wang
	Title:	Chief Executive Officer and Chairman of the Board of Directors